EXHIBIT (e)(19)

Jun	e 29, 2001

Mr. Srivats Sampath
President and Chief Executive Officer
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 94306

Re:    Distribution Agreement by and between McAfee.com Corporation and Sourcenext Corporation
(“Sourcenext”)

Dear Srivats:

You have provided me with a copy of a Distribution Agreement, dated June 29, 2001, entered into by and between McAfee and Sourcenext (the “Distribution Agreement”). A copy of the Distribution Agreement is attached to this letter. This letter is premised on the understanding that the attached Distribution Agreement represents the entire agreement and understanding between McAfee and Sourcenext.

Based upon that understanding, Network Associates, Inc. agrees that, notwithstanding anything to the contrary contained in the (i) Technology Cross License Agreement entered into as of January 1, 1999 by and between Networks Associates Technology Corp, Network Associates, Inc., and McAfee.com Corporation (“McAfee”) and (ii) the Reseller Agreement entered into as of March 31, 2001 by and between Networks Associates Inc., doing business as Network Associates, Inc. and McAfee, McAfee is hereby authorized to permit Sourcenext to distribute the McAfee Services in Japan to OEMs and End Users as set forth in, and subject to the limitations set forth in the Distribution Agreement. You will act immediately to terminate the Distribution Agreement for any material breach thereof, including, without limitation, any distribution of McAfee Services or NAI Products or services to Business Customers or the eight manufacturers listed on Exhibit B. For purposes of this letter, all capitalized terms used herein shall have the meanings ascribed to them in the Distribution Agreement.

As part of the foregoing, we agree that neither NAI and NAKK will distribute the McAfee Services to OEMs (other than those listed on Exhibit B) and End Users in Japan so long as the Distribution Agreement is in effect. We further agree that Sourcenext is permitted to continue to utilize the package design provided and/or approved by NAKK under the Package Software Distribution Agreement entered into as of March 9, 1999 by and between NAKK and Distributor so long as the Distribution Agreement is in effect and for the period of time permitted under Section 14.4 of the Distribution Agreement.

The foregoing agreements are further conditioned on the prior termination of the Package Software Distribution Agreement referenced above.

McAfee is authorized to provide a copy of this letter to Sourcenext Corporation in conjunction with the execution of the Distribution Agreement. In the event that the Distribution Agreement is not executed by both parties on or before June 30, 2001, the authorization granted herein to McAfee and the distribution restriction agreed to above by NAI and NAKK shall become null and void.

Sin	cerely,

NETWORK ASSOCIATES, INC.

By:	/s/ GEORGE SAMENUK
George Samenuk President and Chief Executive Officer Network Associates, Inc.